[redacted]

12010388

3/8/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section FEB 28 2012 Washington, DC 123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- 57281~~ 51061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Management Resources, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Great Road, Suite 201
(No. and Street)

North Smithfield, RI 02896
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Wardyga 401-356-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiGennaro & Palumbo, LLP
(Name – *if individual, state last, first, middle name*)

1300 Division Rd, Suite 201 West Warwick RI 02893
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Alan Wardyga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Management Resources, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan A Wardyga
Signature

President
Title

Janice T. Hebert
Notary Public My Comm. Expires 4/24/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (p) Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WEALTH MANAGEMENT RESOURCES, INC.
For the Year Ended December 31, 2011

Contents

	Page
Facing Page	1-2
Independent Auditor's Report	3-4
Financial Statements	
Statement of financial condition	5
Statement of income	6
Statement of changes in stockholders' equity	7
Statement of cash flows	8
Notes to financial statements	9-13
Supplemental information to financial statements:	
Computation of net capital pursuant to Rule15c3-1	14
Computation of reserve requirements for broker-dealers under Rule 15c3-3	15
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5	16-17
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	18-19

DIGENNARO & PALUMBO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

1300 Division Road, Suite 201
West Warwick, RI 02893
phone 401.885.1000
fax 401.884.8000
digennaropalumbo.com

Independent Auditor's Report

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. (the Company) as of December 31, 2011 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, with exception of the matter described in the following paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Generally accepted accounting principles require the primary beneficiary of a variable interest entity to consolidate the variable interest entity in its financial statements. Management has informed us that the Company's financial statements do not include the accounts of Wealth Management Realty Partners, LLC, that the Company has determined is a variable interest entity and in which the Company holds a variable interest and is the primary beneficiary entitled to receive a majority of the variable interest entity's residual returns. The effects of these departures from generally accepted accounting principles on the financial position, results of operations, and cash flows have not been determined.

Board of Directors
Wealth Management Resources, Inc.
Page Two

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Di'Gennaro & Palumbo, LLP

West Warwick, Rhode Island
February 16, 2012

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION FOR
NONCARRYING, NONCLEARING BROKER DEALERS
December 31, 2011

ASSETS		
Cash and cash equivalents	$	135,187
Accounts receivable, clearing organizations		184,221
Securities owned:		
Marketable securities at market value		71,217
Office furniture and equipment, at cost, less accumulated depreciation of $20,574		7,877
TOTAL ASSETS	$	398,502
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$	6,723
Accrued wages		133,221
Other accrued expenses		61,242
TOTAL LIABILITIES		201,186
Stockholders' Equity:		
Common stock, $1 par value, authorized 8,000 shares, issued and outstanding, 200 shares		200
Additional paid-in capital		5,000
Retained earnings		192,116
Total Stockholders' Equity		197,316
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	398,502

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2011

Revenue:		
Investment advisory fees	$	732,696
Registered representative commissions		366,973
Broker-dealer house income		6,197
Financial planning fees		4,900
Dividend income		1,425
Unrealized gains/losses on investments		(5,466)
Total Revenues		1,106,725
Expenses:		
Employee compensation and benefits		879,865
Communications and data processing		27,155
Occupancy		30,668
Other expenses		138,671
Total Expenses		1,076,359
Net Income	$	30,366

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2011

	Common Stock				Additional Paid-in		Retained		Total Stockholders'
	Shares		Amount		Capital		Earnings		Equity
Balance at beginning of year	200	$	200	$	5,000	$	165,678	$	170,878
Add net income	-		-		-		30,366		30,366
Less dividends paid	-		-		-		(3,928)		(3,928)
Balance at end of the year	200	$	200	$	5,000	$	192,116	$	197,316

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash Flows From Operating Activities:		
Net income	$	30,366
Adjustment to reconcile net income to net cash provided by operating activities,		
Depreciation		3,665
Unrealized loss on marketable securities		5,466
Increase in accounts receivable		(6,535)
Increase in accounts payable		3,968
Decrease in accrued wages		(9,217)
Increase in other accrued expenses		40,074
Net Cash Provided By Operating Activities		67,787
Cash Flows From Investment Activities:		
Purchase of property and equipment		(1,000)
Disposal of property and equipment		68
Purchase of marketable securities		(1,248)
Net Cash Used In Investment Activities		(2,180)
Cash Flows Used In Financing Activities:		
Cash dividends paid		(3,928)
Net Increase In Cash and Cash Equivalents		61,679
Cash and cash equivalents, beginning of the year		73,508
Cash and cash equivalents, end of year	$	135,187

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. (the Company), a Rhode Island S Corporation, was formed on January 18, 1994. The Company is a registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises clients on investments and financial planning decisions. The Company's revenues are commission and fee based and are received from independent broker/dealers and clients.

Variable Interest Entities – In December 2003, the FASB issued revised Accounting Standards Codification, "Consolidation of Variable Interest Entities". ASC requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the entities investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional subordinated financial support. The consolidation requirement applies to variable interest entities for fiscal years beginning after December 15, 2004 for all variable interest entities created before January 1, 2004.

The Company has determined that it is the primary beneficiary of Wealth Management Realty Partners, LLC, a related limited liability company that shares common ownership with the Company. Wealth Management Resources, Inc. pays rent to Wealth Management Realty Partners, LLC. Due to the increased cost in accounting fees that would be necessary for consolidation, management has elected not to consolidate the financial position and results of operations for Wealth Management Realty Partners, LLC. (This is a departure from GAAP.)

Basis of Accounting - The Company's financial statements include the accounts of the Company prepared on the accrual basis of accounting. The Company is engaged in business as a securities broker-dealer and a Securities Exchange Commission's Registered Investment Advisor, which comprise several classes of services, including principal transactions, investment advice services and financial planning fees.

Advertising and Marketing - The Company's policy is to expense advertising and marketing costs as incurred. Advertising and marketing expense for 2011 was $5,451.

Office Furniture, Equipment and Depreciation - Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years for financial statement purposes. Depreciation expense for the year ended December 31, 2011 was $3,665.

Clearing Agreements - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Note 1: Summary of Significant Accounting Policies (Continued)

Investment Advisory Income - Investment Advisor fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Compensated Absences - Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

The Company adopted a qualified sick pay plan on November 18, 2005 which entitles certain employees to compensation for a term of one year if they become disabled and cannot work. The plan will pay covered employees $10,000 per month for a maximum of 12 months for an amount not to exceed $120,000. No liability has been recorded in the accompanying financial statements since it is impractical to estimate an amount.

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax return.

The Company has elected to defer the adoption of the guidance for uncertainty in income taxes established by Income Tax Topic of the FASB Accounting Standards Codification. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

Uncertain Tax Positions –The Company accounts for certain tax positions in accordance with the Accounting for Uncertain Tax Positions Topic of the FASB Accounting Standards Codification. The topic prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company adopted the provision under the topic April 1, 2009. There was no impact on total liabilities or stockholders equity as a result of the adoption.

Note 1: Summary of Significant Accounting Policies (Continued)

Marketable Securities - Marketable securities are valued at market, and securities not readily marketable are valued at fair market value as determined by management.

Fair Value Measurement – The Company measures and discloses certain financial asset and liabilities at fair value. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. Under this guidance, the Company is also required to classify certain assets and liabilities based on the following fair value hierarchy:

Level 1	Quoted prices in active markets for identical assets and liabilities.
Level 2	Quoted prices for identical assets and liabilities in markets that are not active; quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly and;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable

The Company utilizes the active market approach to measure the fair value of cash, cash equivalents, available for sale, and investments, which are all Level 1 inputs.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk – The Company maintains its cash balances in banks located in Rhode Island. These balances are currently insured by the Federal Deposit Insurance Corp. up to $250,000. All amounts were insured as of December 31, 2011.

Note 2: Accounts Receivable, Clearing Organizations

Accounts receivable of $184,221, at December 31, 2011, represents amounts due from clearing organizations and are considered fully collectible.

Note 3: Net Capital Requirements

The company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $127,598, which was $114,187 in excess of its required net capital requirement of $13,411. The Company's net capital ratio was 1.58 to 1.

Note 4: Related Party Transaction

The Company leases its operating facility from an LLC, whose members are the shareholders of the Company. Rent increased to $2,000 per month during 2010 to reflect the renewal of lease which is in effect until December 31, 2015. Future minimum rent payments will be adjusted annually on January 1 of each year based upon the increase in the Consumer Price Index. Rent expense amounted to $24,000 in 2011.

Future minimum rent payments are as follows:

2012	$ 24,000
2013	24,000
2014	24,000
2015	24,000
	$ 96,000

Note 5: Marketable Securities at Market Value

The Company has marketable securities held for them by Charles Schwab, a brokerage firm. The securities are classified as available for sale and reported at the current market value. The marketable securities were comprised of mutual funds having a market value of $71,217 as of December 31, 2011.

Note 6: Retirement Plan

Effective January 1, 2011, the Company adopted a 401(k) plan that funds a matching contribution not to exceed 4% of compensation, with a discretionary profit sharing component. Employer contributions for the year ended December 31, 2011 amounted to $69,659.

Note 7: Subsequent Events

Management has evaluated subsequent events through February 6, 2012, the date which the financial statements were available to be issued

No other significant events have been identified that would require adjustment of or disclosure in the accompanying financial statement.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Net Capital	
Total Stockholders' Equity	$ 197,316
Deductions and/or charges	
Non allowable assets	
Property and equipment, at cost-net of accumulated depreciation	7,877
Accounts receivable allocation	51,000
Net Capital, Before Haircuts on Securities Portion	138,439
Haircuts on securities	
Money market funds	159
Mutual funds	10,683
Total Haircuts	10,841
Net Capital	$ 127,598
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 6,723
Accrued wages	133,221
Other accrued expenses	61,242
Total Aggregate Indebtedness	$ 201,186
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 13,411
Excess net capital	$ 114,187
Excess net capital @ 1000%	$ 107,479
Ratio: Aggregate indebtedness to net capital	1.58 to 1

WEALTH MANAGEMENT RESOURCES, INC.

COMPUTATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION As of December 31, 2011

There were no differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS II A.

The Company is exempt from rule15c3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis.

DiGennaro & Palumbo, LLP

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

CERTIFIED PUBLIC ACCOUNTANTS

1300 Division Road, Suite 201
West Warwick, RI 02893
phone 401.885.1000
fax 401.884.8000
digennaropalumbo.com

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of Wealth Management Resources, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiGennaro & Palumbo, LLP

DiGennaro & Palumbo, LLP
West Warwick, Rhode Island
February 16, 2012

DIGENNARO & PALUMBO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

1300 Division Road, Suite 201
West Warwick, RI 02893
phone 401.885.1000
fax 401.884.8000
digennaropalumbo.com

**Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPCAssessment Reconciliation**

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, RI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Wealth Management Resources, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wealth Management Resources, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wealth Management Resources, Inc.'s management is responsible for Wealth Management Resources, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers of cash receipts journals and income by customer noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers of cash received and income by customer supporting the adjustments noting no differences.

Board of Directors
Wealth Management Resources, Inc.
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DiGennaro & Palumbo, LLP

DiGennaro & Palumbo, LLP
West Warwick, RI
February 16, 2012